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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D



                  Under the Securities Exchange Act of 1934
                             (Amendment No. 11)*



                       Cablevision Systems Corporation

                  ------------------------------------------
                               (Name of Issuer)



      Cablevision NY Group Class A Common Stock, par value $.01 per share
       Rainbow Media Group Class A Common Stock, par value $.01 per share

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                        (Title of Class of Securities)



            Cablevision NY Group Class A Common Stock: 12686C-10-9
             Rainbow Media Group Class A Common Stock: 12686C-844

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                                (CUSIP Number)

                               Richard D. Bohm
                             Debevoise & Plimpton
                               875 Third Avenue
                              New York, NY 10022
                                (212) 909-6000
              --------------------------------------------------

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                                March 30, 2001
                            ---------------------
           (Date of event which requires filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

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Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                      (Continued on the following pages)










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


(1)     Names of Reporting Persons                        Charles F. Dolan
        I.R.S. Identification
        Nos. of Above Persons (entities only)

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(2)     Check the Appropriate Box                         (a)
                                                          ---------------------
        if a Member of a Group                            (b)
                                                          ---------------------

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(3)     SEC Use Only

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(4)     Source of Funds                                   00

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(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant
        to Items 2(d) or 2(e)

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(6)     Citizenship or Place of
        Organization                                      U.S.A.

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Number of Shares    (7)   Sole Voting Power
Beneficially Owned        Cablevision NY Group Class A Common Stock:         19,140,008 *
by Each Reporting         Rainbow Media Group Class A Common Stock:           9,570,004 **
Person With
                      --------------------------------------------------
                    (8)   Shared Voting Power
                          Cablevision NY Group Class A Common Stock:          4,500,867 *
                          Rainbow Media Group Class A Common Stock:           2,250,433 **

                      --------------------------------------------------
                    (9)   Sole Dispositive Power
                          Cablevision NY Group Class A Common Stock:         19,140,008 *
                          Rainbow Media Group Class A Common Stock:           9,570,004 **

                      --------------------------------------------------
                    (10)  Shared Dispositive Power
                          Cablevision NY Group Class A Common Stock:          4,500,867  *
                          Rainbow Media Group Class A Common Stock:           2,250,433  **

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(11)    Aggregate Amount Beneficially
        Owned by Each Reporting Person
               Cablevision NY Group Class A Common Stock:               23,640,875 *
               Rainbow Media Group Class A Common Stock:                11,820,437 **

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(12)    Check if the Aggregate Amount
        in Row (11) Excludes Certain Shares

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


                                 Page 3 of 8



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
(13)    Percent of Class Represented
        by Amount in Row 11
              Cablevision NY Group Class A Common Stock:                15.2%
               Rainbow Media Group Class A Common Stock:                15.2%

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(14)    Type of Reporting Person                                        IN

*  Includes shares of Cablevision Class B Common Stock. See Item 5 below.

** Includes shares of Rainbow Media Group Class B Common Stock. See Item 5 below.






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                    CONTINUATION PAGES OF AMENDMENT NO. 11

                           TO SCHEDULE 13D FILED BY

                               CHARLES F. DOLAN

        This Amendment No. 11 to the Schedule 13D, dated May 23, 1988, as amended by Amendment Nos. 1 through 10 thereto (as so amended, the "Schedule 13D"), previously filed by Charles F. Dolan ("Mr. Dolan"), relates to Mr. Dolan's beneficial ownership of the stock of Cablevision Systems Corporation, a Delaware corporation (the "Company").

Item 1.    Security and Company.

        The first sentence in Item 1 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

        The titles of the classes of equity securities to which this statement relates are the Cablevision NY Group Class A Common Stock, par value $.01 per share (the "Cablevision Class A Common Stock"), and the Rainbow Media Group Class A Common Stock, par value $.01 per share (the "Rainbow Media Group Class A Common Stock").

Item 3.    Source and Amount of Funds or Other Consideration.

        Item 3 of the Schedule 13D is hereby supplemented with the following:

        The Company has created a tracking stock for its Rainbow Media Group. On March 29, 2001, Rainbow Media Group Class A Common Stock was distributed to holders of Cablevision Class A Common Stock and Rainbow Media Group Class B Common Stock was distributed to holders of Cablevision Class B Common Stock, in each case on a pro rata basis and at a ratio of one share of Rainbow Media Group Common Stock for every two shares of Cablevision Common Stock held (collectively, the "Distribution"). On March 30, 2001, the existing Cablevision Class A Common Stock, re-designated as Cablevision NY Group Class A Common Stock, continued to trade on the New York Stock Exchange ("NYSE") under the symbol "CVC", and the Rainbow Media Group Class A Common Stock began trading on the NYSE under the symbol "RMG".

        As a result of the Distribution, Mr. Dolan may be deemed to beneficially own an aggregate of 11,820,437 shares of Rainbow Media Group Class A Common Stock, but Mr. Dolan disclaims beneficial ownership of certain of these shares. See Item 5 below.

Item 5.    Interest in Securities of the Company.

        Item 5 is hereby deleted in its entirety and replaced with the following:

        Mr. Dolan may be deemed to beneficially own an aggregate of 23,640,875 shares of Cablevision Class A Common Stock as a result of his deemed beneficial ownership of (i) 787,601 shares of Cablevision Class A Common Stock and (ii) 22,853,274 shares of



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Cablevision Class B Common Stock. The Cablevision Class B Common Stock is
convertible at the option of the holder share for share into Cablevision Class A Common Stock. This aggregate amount represents approximately 15.2% of the currently outstanding Cablevision Class A Common Stock (including shares of Cablevision Class A Common Stock issuable upon the conversion of shares of the Cablevision Class B Common Stock which may be deemed to be beneficially owned by Mr. Dolan).

        Mr. Dolan has (i) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 13,046 shares of Cablevision Class A Common Stock and 19,126,962 shares of Cablevision Class B Common Stock; (ii) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 774,555 shares of Cablevision Class A Common Stock owned of record by the Dolan Family Foundation (the "Foundation"), and
(b) 3,726,312 shares of Cablevision Class B Common Stock owned of record by the 1994 Dolan Family Trust (the "Family Trust"). Mr. Dolan disclaims beneficial ownership of the 3,726,312 shares of Cablevision Class B Common Stock held by the Family Trust.

        Mr. Dolan may be deemed to beneficially own an aggregate of 11,820,437 shares of Rainbow Media Group Class A Common Stock as a result of his deemed beneficial ownership of (i) 393,800 shares of Rainbow Media Group Class A Common Stock and (ii) 11,426,637 shares of Rainbow Media Group Class B Common Stock. The Rainbow Media Group Class B Common Stock is convertible at the option of the holder share for share into Rainbow Media Group Class A Common Stock. This aggregate amount represents approximately 15.2% of the currently outstanding Rainbow Media Group Class A Common Stock (including shares of Rainbow Media Group Class A Common Stock issuable upon the conversion of shares of the Rainbow Media Group Class B Common Stock which may be deemed to be beneficially owned by Mr. Dolan).

        Mr. Dolan has (i) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,523 shares of Rainbow Media Group Class A Common Stock and 9,563,481 shares of Rainbow Media Group Class B Common Stock; (ii) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 387,277 shares of Rainbow Media Group Class A Common Stock owned of record by the Foundation and (b) 1,863,156 shares of Rainbow Media Group Class B Common Stock owned of record by the Family Trust. Mr. Dolan disclaims beneficial ownership of the 1,863,156 shares of Rainbow Media Group Class B Common Stock held by the Family Trust.



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        During the past 60 days, Mr. Dolan and his wife, Helen A. Dolan ("Mrs.
Dolan"), made the following gifts which resulted in changes to Mr. Dolan's beneficial ownership in the stock of the Company:


                                                   Number of Shares of
                                                   Cablevision Class A
Date of Gift                 Donor                 Common Stock Gifted
------------                 -----                 -------------------
February 28, 2001            Mr. Dolan                       250
March 20, 2001               Mr. Dolan                     6,928
March 21, 2001               Mr. Dolan                    23,072
March 22, 2001               Mrs. Dolan                   20,000




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                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 6, 2001



                         Signature:   /s/ Charles F. Dolan
                                      By William A. Frewin, Jr.
                                      ----------------------------------
                         Name/Title:  Charles F. Dolan
                                      By William A. Frewin, Jr., as
                                      attorney-in-fact for Charles F. Dolan






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